VOYA GOLDENSELECT VALUE®

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement Dated May 22, 2018

This supplement updates and amends your prospectus dated May 1, 2002, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Defined terms in this supplement shall have the same meaning given to them in your prospectus.

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NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING INVESTMENT PORTFOLIO, OR FUND, REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class S shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class S shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "Transfers Among Your Investments" section beginning on page 31 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "Transfers Among Your Investments" section beginning on page 31 of your Contract prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming fund merger involving the Voya Multi-Manager Large Cap Core Portfolio referenced above, effective on the Reorganization Date Class S shares of the Voya Index Plus LargeCap Portfolio will be added to your Contract as a replacement investment option.

Please note the following information about the Voya Index Plus LargeCap Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Index Plus LargeCap Portfolio
 	
     Investment Adviser: Voya Investments, LLC
 	
     Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.

IMPORTANT INFORMATION ABOUT THE COMPANY

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

INFORMATION ABOUT THE CONTRACT'S
FUND FEES AND EXPENSES

The following table shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for the fund.

	Minimum	Maximum
Total Annual Fund Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.49%	1.51%

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE
THROUGH THE CONTRACT

The following chart lists the funds that are currently available through the Contract, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating contract value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Equity Portfolio (Class S)[*] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Government Liquid Assets Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya High Yield Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Intermediate Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Russell^{TM} Large Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell^{TM} Large Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Large Cap Value Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell^{TM} Mid Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell^{TM} Small Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya U.S. Bond Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
VY® Clarion Real Estate Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Equity and Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Growth and Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Morgan Stanley Global Franchise Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Equity Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price International Stock Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

IMPORTANT INFORMATION ABOUT FUNDS
CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ProFund VP Bull **Investment Adviser:** ProFund Advisors	Seeks investment results, before fees and expenses, that correspond to the performance of the S&P 500®.
ProFund VP Europe 30 **Investment Adviser:** ProFund Advisors	Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index.
Voya Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya SmallCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

Contract owners who have contract value allocated to one or more of the subaccounts that correspond to these funds may leave their contract value in those subaccounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

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* This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your contract value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your contract value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.